NetQin Mobile Inc. Announces First Quarter 2011 Results
Company Achieves Record Net Revenues and Profit for Q1
Issues Guidance for Q2 and FY2011
BEIJING, June 1, 2011 /PRNewswire-Asia/ — NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading provider of consumer-centric mobile security and productivity applications, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Highlights
•	Net revenues increased 216.7% year-over-year to $7.6 million from $2.4 million in the same period in 2010.
•	Operating income increased to $1.5 million from a loss of $0.6 million in the same period in 2010. Non-GAAP operating income, defined as operating income excluding share-based compensation expenses, increased to $3.0 million from a loss of $0.2 million in the same period in 2010.
•	Net income attributable to NetQin increased to $1.7 million from a loss of $0.4 million in the same period in 2010. Non-GAAP net income, defined as net income excluding share-based compensation expenses, increased to $3.1 million from $0.02 million in the same period in 2010.
•	Net cash flow generated from operations was $2.0 million in the first quarter of 2011, compared with net cash outflow of $1.5 million in the same period in 2010. Cash and cash equivalents amounted to $24.5 million at the end of the first quarter of 2011.
•	Deferred revenue was $3.4 million at the end of the first quarter of 2011, up 25.9% from $2.7 million at the end of the fourth quarter of 2010.
The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”
First Quarter 2011 Operating Metrics
•	Cumulative registered user accounts were 86.0 million as of March 31, 2011, compared with 42.9 million as of March 31, 2010 and 72.0 million as of December 31, 2010.
•	Average monthly active user accounts for the quarter ended March 31, 2011 were 30.3 million, compared with 14.8 million for the quarter ended March 31, 2010 and 25.4 million for the quarter ended December 31, 2010.
•	Average monthly paying user accounts for the quarter ended March 31, 2011 were 3.7 million, compared with 1.4 million for the quarter ended March 31, 2010 and 3.3 million for the quarter ended December 31, 2010.

“We are very pleased to report our first quarterly results as a U.S.-listed company,” said Dr. Henry Lin, chairman and chief executive officer of NetQin Mobile. “Our strong growth in the first quarter further validates our innovative freemium SaaS business model. With the rapid growth in smartphone shipments globally and the proliferation of mobile Internet applications, mobile security risks are on the rise and mobile security is quickly becoming a fundamental need for smartphone users. NetQin is well positioned to seize this market opportunity and become the leading global mobile Internet service provider.”
“We saw strong growth momentum across all our security and productivity offerings during the first quarter as we reached new highs in our number of registered users, active users and paying users. We also launched the NQ Space cloud services platform in the first quarter of 2011 and improved the functionality and user experience of our product offerings. With our IPO on the New York Stock Exchange last month, we have enhanced our market visibility and are now even better positioned to grow our user base, establish new partnerships, develop new products and expand our business,” added Dr. Lin.
“We will continue to deliver more free and premium product offerings to our users. Our focus on innovation, user experience and user needs will enable us to extend our market leadership during this exciting time for the mobile Internet industry,” Dr. Lin concluded.
First Quarter 2011 Results
Revenues
Net revenues in the first quarter of 2011 were $7.6 million, an increase of 216.7% from $2.4 million in the same period in 2010 and 20.6% from $6.3 million in the previous quarter. The significant year-over-year and sequential increases in revenues were mainly due to the strong growth in revenues from premium mobile Internet services and revenues from other services.
Net revenues from premium mobile Internet services in the first quarter of 2011 were $6.6 million, an increase of 214.3% from the same period in 2010 and 22.5% from the previous quarter. The increases were primarily due to the strong growth in the number of our paying user accounts, which in turn reflected the growth of the number of our registered and active user accounts and their increased use of our premium services and, in particular, an increase in the number of our overseas paying user accounts, which generally pay for our premium services at a higher subscription fee level.

Net revenues from other services in the first quarter of 2011 were $1.1 million, an increase of 266.7% from the same period in 2010 and 22.2% from the previous quarter. The increase was primarily due to the growth in revenues from secured download and delivery service for mobile applications produced by third parties.
Cost of Revenues
Cost of revenues in the first quarter of 2011 was $1.5 million, compared with $0.8 million in the same period in 2010 and $2.0 million in the previous quarter, representing an increase of 87.5% and a decrease of 25.0%, respectively. The year-on-year increase was primarily due to increased customer acquisition costs, increased fees charged by mobile payment service providers and increased staff costs. The sequential decrease from the previous quarter was primarily due to decreased customer acquisition costs as a result of viral marketing effect associated with a larger user base.
Operating Expenses
Total operating expenses in the first quarter of 2011 were $4.6 million, compared with $2.2 million in the same period in 2010 and $14.7 million in the fourth quarter of 2010. The large operating expenses in the previous quarter were primarily due to the recognition of $11.2 million in share-based compensation expenses related to options granted during that quarter, a significant portion of which was immediately vested upon grant. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $3.1 million in the first quarter of 2011, compared with $1.8 million in the same period in 2010 and $3.6 million in the previous quarter.
Total operating expenses as a percentage of net revenues in the first quarter of 2010 were 60.5%, compared with 91.7% in the same period in 2010 and 233.3% in the previous quarter. Non-GAAP total operating expenses, excluding share-based compensation expenses, as a percentage of net revenues were 40.8% in the first quarter of 2011, compared with 75.0% in the same period in 2010 and 57.1% in the previous quarter.
Operating Income and Operating Margin
Operating income in the first quarter of 2011 was $1.5 million, compared with an operating loss of $0.6 million in the same period in 2010 and an operating loss of $10.5 million in the previous quarter. Operating margin, or operating income as a percentage of net revenues, in the first quarter of 2011 was 19.7%, compared with -25.0% in the same period in 2010 and -166.7% in the previous quarter. The negative operating margin in the previous quarter was mainly due to the impact of share-based compensation expenses related to options granted during that quarter.

Non-GAAP operating income, which excludes share-based compensation expenses, in the first quarter of 2011, was $3.0 million, compared with an operating loss of $0.2 million in the same period in 2010 and operating income of $0.7 million in the previous quarter. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 39.5% in the first quarter of 2011, compared with -8.3% in the same period in 2010 and 11.1% in the previous quarter.
The significant year-over-year and quarter-over-quarter improvement in Non-GAAP operating margin was primarily due to robust revenue growth and the strong operating leverage the Company enjoys as its user base continues to grow and scale up.
Net Income
Net income attributable to NetQin was $1.7 million, compared with a net loss attributable to NetQin of $0.4 million in same period in 2010 and net loss attributable to NetQin of $10.5 million in the previous quarter. Non-GAAP net income attributable to NetQin, which excludes share-based compensation expenses, was $3.1 million, compared with non-GAAP net income attributable to NetQin of $0.02 million in the same period in 2010 and non-GAAP net income attributable to NetQin of $0.6 million in the previous quarter.
Cash Flows and Deferred Revenue
Net cash flow generated from operations for the first quarter of 2011 was $2.0 million. As of March 31, 2011, the Company had cash and cash equivalents of $24.5 million and deferred revenue of $3.4 million.
Business Outlook
The Company expects net revenues to be in the range of $8.6 million and $8.8 million for the second quarter of 2011, representing year-over-year growth of 139% to 144% and quarter-over-quarter growth of 13% to 16%. For the full year of 2011, the Company expects net revenues to be in the range of $37.5 million and $38.5 million, an increase of 112% to 118% compared to fiscal year 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.
Conference Call Information
NetQin management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Daylight Time on June 2, 2011 (8:00 p.m. Beijing/Hong Kong Time on June 2, 2011) to discuss results and highlights from the quarter and answer questions.

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-510-0707
International:	+1-617-597-5376
Hong Kong:	+852-3002-1672
Passcode:	NetQin
A replay of the call will be available from 11:00 a.m. on June 2, 2011 until 11:00 a.m. on June 9, 2011 U.S. Eastern Daylight Time. Dial-in details for the replay are as follows:

International:	+1-617-801-6888
Passcode:	59422926
Additionally, an archived web-cast of this call will be available on the Investor Relations section of NetQin’s website at http://ir.netqin.com.
About NetQin
Headquartered in Beijing, China, NetQin Mobile Inc. is a leading provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading SaaS-provider, serving both greater China and global clients. The company focuses on serving clients in three key sectors: 1) mobile security, providing mobile security services to protect users from mobile malware threats, data theft, and privacy intrusion; 2) mobile productivity, providing mobile productivity services designed to intelligently enhance time and relationship management; 3) personalized intelligent cloud services, providing personalized intelligent cloud services such as “NQ Space”, which is accessible through a variety of Internet-enabled devices to provide a tailored user experience.
Non-GAAP Financial Measures
To supplement our financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetQin’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.
Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NetQin’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.
Notes to Financial Information
Financial information in this press release other than the information indicated as being non-GAAP is derived from NetQin’s unaudited financial statements prepared in accordance with GAAP.
Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:
In China:
Investor Relations
NetQin Mobile Inc.
Email: investors@netqin.com
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: nq@ogilvy.com
In the U.S.:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: nq@ogilvy.com

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
BALANCE SHEETS
(In thousands)

		As of
		December 31,	March 31,
	Note	2010	2011
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		17,966	24,456
Term deposits		11,279	11,393
Accounts receivable, net of allowance		10,081	11,934
Prepaid expenses and other current assets		5,285	9,170

Total current assets		44,611	56,953

Equity investment in an associate		1,012	956
Property and equipment, net		981	956
Intangible assets, net		133	120
Other non-current assets		1,667	1,509

Total Assets		48,404	60,494

LIABILITIES
Current liabilities:
Accounts payable		658	470
Deferred revenue		2,690	3,389
Accrued expenses and other current liabilities		1,942	5,970
Tax payable		272	284

Total current liabilities		5,562	10,113

Noncurrent liabilities:
Deferred tax liabilities, non-current		187	168

Total Liabilities		5,749	10,281

Commitments and contingencies
MEZZANINE EQUITY
Series A convertible preferred shares		3,242	3,242
Series B redeemable convertible preferred shares		16,638	17,036
Series C redeemable convertible preferred shares		16,983	16,984
Series C-1 redeemable convertible preferred shares		14,115	14,115
SHAREHOLDERS’ DEFICIT
Common shares		5	5
Additional paid-in capital		12,006	17,268
Accumulated deficit		(21,994)	(20,336)
Accumulated other comprehensive income		1,592	1,827

Total NetQin Mobile Inc.’s shareholders’ deficit		(8,391)	(1,236)

Non-controlling interest		68	72

Total shareholders’ deficit		(8,323)	(1,164)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficit		48,404	60,494

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(In thousands, except for share and per share data)

	For the three months ended
	March 31,	December 31,	March 31,
	2010	2010	2011
	US$	US$	US$
Net Revenues
Premium mobile Internet services	2,147	5,362	6,570
Other services	288	901	1,052

Total net revenues	2,435	6,263	7,622

Cost of revenues*	(821)	(1,982)	(1,503)

Gross profit	1,614	4,281	6,119

Operating expenses:
Selling and marketing expenses*	(884)	(1,580)	(1,453)
General and administrative expenses*	(624)	(12,242)	(2,124)
Research and development expenses*	(666)	(908)	(999)

Total operating expenses	(2,174)	(14,730)	(4,576)

Income/(Loss) from operations	(560)	(10,449)	1,543

Interest income	34	101	76
Realized gain on available-for-sale investments	2	10	—
Foreign exchange gain, net	—	(10)	98
Other income, net	146	(5)	—

Income/(Loss) before income taxes	(378)	(10,353)	1,717

Income tax benefit/(expense)	(2)	(167)	11
Share of loss from an associate	—	(5)	(66)

Net income/(loss)	(380)	(10,525)	1,662

Net income/(loss) attributable to the non-controlling interest	—	1	(4)

Net income/(loss) attributable to NetQin Mobile Inc.	(380)	(10,524)	1,658

Accretion of redeemable convertible preferred shares	(367)	(401)	(399)
Beneficial conversion feature of redeemable convertible preferred shares	—	(5,693)	—
Allocation of net income to participating preferred shareholders	—	—	(1,132)

Net income/(loss) attributable to common shareholders (note 1)	(747)	(16,618)	127

Net income/(loss) per common share:
Basic	(0.02)	(0.33)	0.0021
Diluted	(0.02)	(0.33)	0.0016
Weighted average number of common shares outstanding:
Basic	47,959,422	50,352,941	59,373,030
Diluted	47,959,422	50,352,941	81,296,286
* Share-based compensation expense included in:
Cost of revenues	5	6	7
Selling and marketing expenses	15	55	69
General and administrative expenses	363	11,025	1,249
Research and development expenses	21	81	115

Note 1:
The net income (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there will be no accretion, beneficial conversion feature of and allocation of net income to the preferred shares and all net income will be attributable to the common shareholders subsequent to IPO.

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(In thousands)

		For the three months ended
		March 31,	March 31,
	Note	2010	2011
		US$	US$
Cash flows from operating activities:
Net income/(loss)		(380)	1,662

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		83	105
Allowance for doubtful accounts		—	86
Share-based compensation		404	1,440
Deferred income tax		(14)	(19)
Foreign exchange gain, net		—	(98)
Share of loss from an associate		—	66
Realized loss on disposal of available-for-sale investments		(2)	—
Changes in operating assets and liabilities:
Accounts receivable		(1,818)	(1,939)
Prepaid expenses and other current assets		(83)	(378)
Other non-current assets		—	128
Accounts payable		(111)	(156)
Deferred revenue		388	699
Accrued expenses and other current liabilities		(3)	370
Tax payable		(1)	12

Net cash (used in)/provided by operating activities		(1,537)	1,978

Cash flows from investing activities:
Maturities of term deposits		1,171	—
Proceeds from disposal of available-for-sale investments		44	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.		—	2,154
Proceeds from the repayment of the housing loans to employees		—	50
Purchase of property and equipment and intangible assets		(54)	(97)

Net cash provided by investing activities		1,161	2,107

Cash flows from financing activities:
Proceeds from issuance of Series C-1 convertible redeemable preferred shares		—	2,200

Net cash provided by financing activities		—	2,200

Effect of exchange rate changes on cash and cash equivalents		(36)	205
Net (decrease)/increase in cash and cash equivalents		(412)	6,490
Cash and cash equivalents at the beginning of the period		1,704	17,966

Cash and cash equivalents at the end of the period		1,292	24,456

NETQIN MOBILE INC.
RECONCILIATIONS TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(In thousands)

	Three Months Ended Mar. 31, 2011			Three Months Ended Dec. 31, 2010			Three Months Ended Mar. 31, 2010
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Net Revenues
Premium mobile Internet services	6,570	—	6,570	5,362	—	5,362	2,147	—	2,147
Other services	1,052	—	1,052	901	—	901	288	—	288
Total net revenues	7,622	—	7,622	6,263	—	6,263	2,435	—	2,435
Cost of revenues	(1,503)	7	(1,496)	(1,982)	6	(1,976)	(821)	5	(816)
Gross profit	6,119	7	6,126	4,281	6	4,287	1,614	5	1,619
Operating expenses:
Selling and marketing expenses	(1,453)	69	(1,384)	(1,580)	55	(1,525)	(884)	15	(869)
General and administrative expenses	(2,124)	1,249	(875)	(12,242)	11,025	(1,217)	(624)	363	(261)
Research and development expenses	(999)	115	(884)	(908)	81	(827)	(666)	21	(645)
Total operating expenses	(4,576)	1,433	(3,143)	(14,730)	11,161	(3,569)	(2,174)	399	(1,775)
Income/(Loss) from operations	1,543	1,440	2,983	(10,449)	11,167	718	(560)	404	(156)
Interest income	76	—	76	101	—	101	34	—	34
Realized gain/(loss) on available-for-sale investments	—	—	—	10	—	10	2	—	2
Foreign exchange gain/(loss), net	98	—	98	(10)	—	(10)	—	—	—
Other income/(expense), net	—	—	—	(5)	—	(5)	146	—	146
Income/(Loss) before income taxes	1,717	1,440	3,157	(10,353)	11,167	814	(378)	404	26
Income tax benefit/(expense)	11	—	11	(167)	—	(167)	(2)	—	(2)
Share of loss from an associate	(66)	—	(66)	(5)	—	(5)	—	—	—
Net income/(loss)	1,662	1,440	3,102	(10,525)	11,167	642	(380)	404	24
Net income/(loss) attributable to the non-controlling interest	(4)	—	(4)	1	—	1	—	—	—
Net income/(loss) attributable to NetQin Mobile Inc.	1,658	1,440	3,098	(10,524)	11,167	643	(380)	404	24
Accretion of redeemable convertible preferred shares	(399)		(399)	(401)		(401)	(367)		(367)
Beneficial conversion feature of redeemable convertible preferred shares	—		—	(5,693)		(5,693)	—		—
Allocation of net income to participating preferred shareholders	(1,132)		(1,132)	—		—	—		—
Net income/(loss) attributable to common shareholders*	127		1,567	(16,618)		(5,451)	(747)		(343)

*
The net income (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there will be no accretion, beneficial conversion feature of and allocation of net income to the preferred shares and all net income will be attributable to the common shareholders subsequent to IPO.